SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

AMERICAN REALTY INVESTORS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

029174-10-9

(CUSIP Number)

Steven C. Metzger

4709 Lovers Lane, Suite 200

Dallas, Texas 75219

(214) 740-5030

(214) 224-7555 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 029174-10-9
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Bradford A. Phillips
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
-0-
14	TYPE OF REPORTING PERSON
IN

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SCHEDULE 13D

CUSIP No. 029174-10-9
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Ryan Phillips
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,016
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
11,016
	10	SHARED DISPOSITIVE POWER
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,016 + 13,147*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0682% + 0.08139%*
14	TYPE OF REPORTING PERSON
IN

*PSII Management LLC, a Texas limited liability company owns 13,147 ARL shares; Ryan Phillips is the sole governing person and the Trustee of Trusts which own such entity.

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SCHEDULE 13D

CUSIP No. 029174-10-9
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Clifton Phillips
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,131
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
11,131
	10	SHARED DISPOSITIVE POWER
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,131
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.06891%
14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

This Amendment No. 1 Statement on Schedule 13D (this “Amendment”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of American Realty Investors, Inc., a Nevada corporation (the “Issuer” or “ARL”) and amends the Original Statement on Schedule 13D filed on August 1, 2022; the “Statement” as amended by this Amendment is called the “Amended Statement”, and is being filed in an abundance of caution with the Securities and Exchange Commission (the “Commission”) by the persons described in Item 2 below, who are indirectly related to and associated with, but not acting in concert with, the present principal stockholder of the Issuer. The principal executive offices of the Issuer are located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. The Shares are listed and traded on the New York Stock Exchange (“NYSE”). The CUSIP number of the Shares is 029174-10-9.

This Amended Statement is being filed in an abundance of caution to disclose that the individuals and/or their respective entities named below now hold the Shares disclosed herein and may, in the future, purchase, hold and/or subsequently sell Shares depending upon market circumstances and their collective and individual investment objectives and desires, independent of Shares acquired, held or sold by any other stockholder, including, but not limited to, entities owned or controlled by the May Trust, of which certain of the individuals listed below (and/or their family members) are, in addition to their siblings, beneficiaries. Each of the individuals listed below is an adult son of the late Gene E. Phillips, deceased, one of the settlors of the May Trust and of the Gene E. Phillips Children’s Trust.

Item 2.	Identity and Background

(a)-(c)     This Amended Statement is filed on behalf of (i) Bradford A. Phillips (“B. Phillips”), who is the Chief Executive Officer and Chairman of LBL Group of Insurance Companies and whose principal executive offices are located at 1605 LBJ Freeway, Suite 700, Dallas, Texas 75234, (ii) Clifton Phillips (“C. Phillips”), who is the President of Roundstone Development, LLC, a Dallas, Texas developer of affordable housing projects in Arkansas, Florida, Mississippi and Texas, with its principal executive offices located at 1603 LBJ Freeway, Suite 860, Dallas, Texas 75234, and (iii) Ryan Phillips (“R. Phillips”), President of Signature Asset Management, Inc., a Dallas, Texas owner and developer of commercial office space, which has its principal executive offices located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. B. Phillips, C. Phillips and R. Phillips are brothers. C. Phillips and his family members, R. Phillips and his family members and family members of B. Phillips (but not B. Phillips individually) are among the beneficiaries of the May Trust and are among the owners of shares of May Realty Holdings, Inc., which is controlled by the May Trust. R. Phillips is also the Trustee of two Trusts which own PSII Management LLC, a Texas limited liability company of which R. Phillips is the sole governing person. PSII Management LLC owns Shares. B. Phillips is also a Director [one of six] (since March 11, 2021) of the Issuer and of Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”), the majority of the shares of Common Stock of which are owned and held by ARL. B. Phillips, C. Phillips and R. Phillips may be deemed to constitute a “person” within the meaning of Section 13(d) of the Act, as amended, because they are brothers who may have similar investments (although not shared by the three), they may to trade Shares but not divide the resulting funds among them; that is, they may make similar investments in Shares, but all purchases and/or sales will be for their own respective individual account or, in the case of R. Phillips, also for PSII Management LLC. Each of B. Phillips, C. Phillips and R. Phillips are citizens of the United States of America.

(d)-(e) During the last five years, none of B. Phillips, C. Phillips or R. Phillips (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is subject to a judgment, decree or final order in joining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

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Item 3.	Source and Amount of Funds or Other Consideration

Any purchases of any securities have been, and will be purchased for cash from the personal funds of each of B. Phillips, C. Phillips and/or R. Phillips and/or PSII Management LLC. Purchases have been and are likely to be made through brokerage accounts which have margin availability.

Item 4.	Purpose of Transaction

The purpose or purposes of any acquisition of securities of the Issuer will be for investment. None of B. Phillips, C. Phillips or R. Phillips has any present plans or proposals which would result in such person seeking to acquire the entire equity interest in the Issuer. Except as set forth in this Statement, none of B. Phillips, C. Phillips or R. Phillips has any present plans or proposals which would relate to or would result in:

(a)       the acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer, except that any or all of B. Phillips, C. Phillips and R. Phillips may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion of any or all of the securities of the Issuer then held by such person; or

(b)       any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; or

(c)       a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or

(d)       any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of term of directors or fill any existing vacancies on the Board; or

(e)       any material change in the present capitalization or dividend policy of the Issuer; or

(f)       any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; or

(g)       changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or

(h)       causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; or

(i)       a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)       any actions similar to any of those enumerated above.

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Item 5.	Interest in Securities of the Issuer

(a)       According to the latest information available from the Issuer, as of May 13, 2023, the total number of issued and outstanding Shares was 16,152,043. As of July 31, 2023, B. Phillips owns no Shares, C. Phillips owns directly 11,131 Shares (0.06891%) and R. Phillips owns directly 11,016 Shares (0.0682% and as the sole governing person of PSII Management LLC; 13,147 Shares (0.08139%). The beneficiaries of the May Trust, R. Phillips, C. Phillips and his family members and the family of B. Phillips(but not B. Phillips individually) own 100% of May Realty Holdings, Inc., a Nevada corporation (“MRHI”), which, in turn, owns 100% of Realty Advisors, Inc., a Nevada corporation (“RAI”). RAI, together with its wholly owned subsidiaries, owns directly and beneficially approximately 90.82% of the Shares; however, none of B. Phillips, C. Phillips or R. Phillips holds the present right to require distribution of any of such Shares, nor does any of B. Phillips, C. Phillips or R. Phillips have any voting or dispositive power over any Shares owned by RAI or its subsidiaries. Only the trustees of the May Trust have the right to direct the voting or disposition of any Share controlled by such Trust and only the director of MRHI and/or RAI has the right to direct the voting or disposition of any Shares owned or controlled by either MRHI or RAI. The GEP Childrens’ Trust owns 27,602 Shares (0.17%), but none of B. Phillips, R. Phillips or C. Phillips have any beneficial interest in such Trust or those Shares.

(b)       All Shares purchased have been, and will be for each person’s own individual account, or as to PSII Management LLC for its own account, and while they may be holding at the same time, any investment decisions on purchase or sale are to be individual decisions on purchase or sale are to be holding at the same time, any investment decisions on purchase or sale are to be individual decisions; there is no agreement to share profits or losses.

(c)       All Shares purchased have been acquired pursuant to a contract, instruction, or written plan for the purchase and/or sale of Shares of the Issuer that is intended to satisfy the affirmative defense conditions of Rule 10b 5-1(c) under the Securities Act of 1934, as amended (the “Exchange Act”). Under such Plans, during the sixty calendar days prior to July 31, 2023, C. Phillips acquired in open market purchases 2,750 Shares in ten separate transactions at prices ranging from $18.51 to $20.75; R. Phillips acquired in open market purchases 700 Shares in four separate transactions at prices ranging from $19 to $19.45 and PSII Management, LLC acquired in open market purchases 2,570 Shares in nine separate transactions at prices ranging from $18 to $20.75.

(d)       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from any sale of any securities covered by this Amended Statement.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except that the three individuals will be acting on behalf of each other and for each other with respect to all securities investments, including any investments in the Shares, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies to which any of B. Phillips, C. Phillips or R. Phillips is a party.

Item 7.	Material to be Filed as Exhibits

None.

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SIGNATURES

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: August 17, 2023

/s/ Bradford A. Phillips	/s/ Clifton Phillips
Bradford A. Phillips, individually	Clifton Phillips, individually

/s/ Ryan Phillips
Ryan Phillips, individually

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